OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Werbitt

                Re:   COMPUTER HORIZONS CORP. (THE "COMPANY")
                      PRELIMINARY SCHEDULE 14A FILED ON AUGUST 10, 2005
                      FILED BY THE COMPUTER HORIZONS FULL VALUE COMMITTEE
                      (THE "COMMITTEE")
                      FILE NO. 0-07282

Dear Mr. Werbitt:

            I refer to our conversation yesterday, together with Mark Shuman and
Nicholas  Panos of the Staff,  regarding  the  above-referenced  matter.  We are advised by the Staff that it has no further  comments to the  Committee's  proxy statement.  Accordingly,  we have  filed  the  Committee's  proxy  statement  as definitive proxy materials with the SEC.

            In addition,  you have asked us to confirm that Richard L. Scott,  a member of the Committee,  does not control  either of Merlin  Partners or Ancora
Advisors.  We are advised by Mr. Scott that neither he nor any of his affiliates has a controlling position,  investment, or other interest in Merlin Partners or
Ancora  Advisors  and that at no point  was  either  Merlin  Partners  or Ancora
Advisors a "participant" in the Committee's solicitation as such term is defined in Item 4 of  Schedule  14A.

                                            Very truly yours,

                                            /s/ Adam W. Finerman
                                            --------------------
                                            Adam W. Finerman

cc:  Eric Rosenfeld
     Alan Bazaar

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